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Exhibit 12.1

Key Energy Services, Inc. and Subsidiaries
Calculation of Ratio of Earnings to Fixed Charges
(in thousands, except for ratios)

	Year Ended December 31,				Six Months Ended June 30,
	2004	2005	2006	2007	2007	2008
Earnings:
Pretax income from continuing operations before minority interest or income or loss from equity investees	$(28,528)	$83,931	$274,064	$275,596	$162,922	$127,127
plus: fixed charges	52,188	55,640	43,308	40,254	20,207	22,461
plus: amortization of capitalized interest	1,412	1,873	1,663	2,086	975	1,332
plus: distributed net income of equity investees	—	—	—	—	—	—
plus: share of pre-tax losses of equity investees for which charges arising from guarantees are included in fixed charges	—	—	—	—	—	—
less: capitalized interest	2,306	1,266	3,358	5,296	1,999	3,174
less: preference security dividend requirements of consolidated subsidiaries	—	—	—	—	—	—
less: minority interest in pre-tax income of subsidiaries that have not incurred fixed charges	—	—	—	—	—	—

Total earnings	22,766	140,178	315,677	312,640	182,105	147,746

Fixed Charges:
Interest expense	41,571	47,473	33,949	29,231	15,460	15,967
Capitalized interest	2,306	1,266	3,358	5,296	1,999	3,174
Amortization of debt issuance costs	2,329	1,560	1,620	1,680	858	978
Estimate of interest in rent expense	5,982	5,341	4,381	4,047	1,890	2,342
Preference security dividend requirements of consolidated subsidiaries	—	—	—	—	—	—

Total fixed charges	52,188	55,640	43,308	40,254	20,207	22,461

Ratio of Earnings to Fixed Charges	0.4	2.5	7.3	7.8	9.0	6.6

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  Exhibit 12.1